UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*

                       WACKENHUT CORRECTIONS CORPORATION
               ------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
               ------------------------------------------------
                        (Title of Class of Securities)

                                   929798106
               ------------------------------------------------
                                (CUSIP Number)

                               Group 4 Falck A/S
                      Polititorvet, DK-1780 Copenhagen V
                              Copenhagen, Denmark
                             Tel: 011-45-7013-4343
                         Attn: Soren Lundsberg-Nielsen
       -----------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                April 30, 2003
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 929798106                   13D/A                      Page 2 of 16
---------------------------------------- --------------------------------------

---------------------------------------- --------------------------------------
   1. NAME OR REPORTING PERSON

                GROUP 4 FALCK A/S

-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) /x/

-------------------------------------------------------------------------------
   3. SEC USE ONLY

-------------------------------------------------------------------------------
   4. SOURCE OF FUNDS*

                OO

-------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /

-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          Denmark
-------------------------------------------------------------------------------

                     7.  SOLE VOTING POWER

                              0


     NUMBER OF       ----------------------------------------------------------
      SHARES
   BENEFICIALLY      8.  SHARED VOTING POWER
     OWNED BY
       EACH                   12,000,000
     REPORTING
      PERSON
       WITH          ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER

                              0

                     ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

                              12,000,000

-------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,000,000

------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**


                                                                           /x/
------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                56.48%(1)

------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

                OO
------------------------------------------------------------------------------

(1) Based on information provided by the Issuer in the Issuer's Proxy Statement on Schedule 14A filed on April 4, 2003 that 21,245,620 shares of Common Stock of the Issuer were issued and outstanding as of March 10, 2003.

CUSIP No. 929798106                   13D/A                      Page 3 of 16
---------------------------------------- --------------------------------------

---------------------------------------- --------------------------------------
   1. NAME OR REPORTING PERSON

                MILESTONE HOLDING ONE, INC.

--------- ---------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) /x/

--------- ---------------------------------------------------------------------
   3. SEC USE ONLY

--------- ---------------------------------------------------------------------
   4. SOURCE OF FUNDS*

                OO

--------- ---------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /

-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware
-------------------------------------------------------------------------------

                     7.  SOLE VOTING POWER

                              0


     NUMBER OF       ----------------------------------------------------------
      SHARES
   BENEFICIALLY      8.  SHARED VOTING POWER
     OWNED BY
       EACH                   12,000,000
     REPORTING
      PERSON
       WITH          ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER

                              0

                     ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

                              12,000,000

------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,000,000

------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**


                                                                           /x/
------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                56.48%(2)

------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

                CO
------------------------------------------------------------------------------


(2) Based on information provided by the Issuer in the Issuer's Proxy Statement on Schedule 14A filed on April 4, 2003 that 21,245,620 shares of Common Stock of the Issuer were issued and outstanding as of March 10, 2003.

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CUSIP No. 929798106                   13D/A                      Page 4 of 16
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1. NAME OR REPORTING PERSON

                THE WACKENHUT CORPORATION

-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) /x/

-------------------------------------------------------------------------------
   3. SEC USE ONLY

-------------------------------------------------------------------------------
   4. SOURCE OF FUNDS*

                OO

-------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /

-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

          Florida
-------------------------------------------------------------------------------

                     7.  SOLE VOTING POWER

                              0


     NUMBER OF       ----------------------------------------------------------
      SHARES
   BENEFICIALLY      8.  SHARED VOTING POWER
     OWNED BY
       EACH                   12,000,000
     REPORTING
      PERSON
       WITH          ----------------------------------------------------------
                     9.  SOLE DISPOSITIVE POWER

                              0

                     ----------------------------------------------------------
                     10. SHARED DISPOSITIVE POWER

                              12,000,000

------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,000,000

------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**


                                                                           /x/
------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                56.48%(3)

------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

                CO
------------------------------------------------------------------------------


(3) Based on information provided by the Issuer in the Issuer's Proxy Statement on Schedule 14A filed on April 4, 2003 that 21,245,620 shares of Common Stock of the Issuer were issued and outstanding as of March 10, 2003.

-------------------------------------------------------------------------------
CUSIP No. 929798106                   13D/A                      Page 5 of 16
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1. NAME OR REPORTING PERSON

                TUHNEKCAW, INC.

-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) /x/

-------------------------------------------------------------------------------
   3. SEC USE ONLY

-------------------------------------------------------------------------------
   4. SOURCE OF FUNDS*

                OO

-------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                           / /

-------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION:

                Delaware
-------------------------------------------------------------------------------

                     7.   SOLE VOTING POWER

                              0


     NUMBER OF       ----------------------------------------------------------
      SHARES
   BENEFICIALLY      8.   SHARED VOTING POWER
     OWNED BY
       EACH                   12,000,000
     REPORTING
      PERSON
       WITH           ----------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER

                              0

                      ---------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER

                              12,000,000

------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,000,000

------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**


                                                                           /x/
------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                56.48%(4)

------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

                CO
------------------------------------------------------------------------------


(4) Based on information provided by the Issuer in the Issuer's Proxy Statement on Schedule 14A filed on April 4, 2003 that 21,245,620 shares of Common Stock of the Issuer were issued and outstanding as of March 10, 2003.

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CUSIP No. 929798106                   13D/A                      Page 6 of 16
-------------------------------------------------------------------------------

     Group 4 Falck A/S, a company organized under the laws of Denmark ("Group 4 Falck"), Group 4 Falck's wholly owned subsidiary, Milestone Holding One, Inc., a Delaware corporation ("MHO"), MHO's wholly owned subsidiary, The Wackenhut Corporation, a Florida corporation ("TWC") and TWC's wholly owned subsidiary, Tuhnekcaw, Inc., a Delaware corporation ("Tuhnekcaw", and together with Group 4 Falck, MHO and TWC, the "Reporting Persons"), hereby file this Amendment No. 2 (this "Amendment No. 2") to amend and supplement the Statement on Schedule 13D originally filed on March 18, 2002, as amended and supplemented by Amendment No. 1 filed on May 22, 2002 (collectively, the "Statement") with respect to the 12,000,000 shares (the "Subject Shares") of common stock, par value $0.01 per share, of Wackenhut Corrections Corporation, a Florida corporation, which the Reporting Persons may be deemed to beneficially own. Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 2. Except as amended and supplemented hereby, the Statement remains in full force and effect.

Item 1. Security and Issuer

     This Amendment No. 2 relates to the Common Stock, par value $0.01 per share, (the "Common Stock") of Wackenhut Corrections Corporation, a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 621 NW 53rd Street, Suite 700, Boca Raton, FL 33487.

Item 2. Identity and Background

          (a) This Amendment No. 2 is being filed by each of the Reporting Persons.

          (b) The business address for Group 4 Falck is: c/o Group 4 Falck A/S, Polititorvet, DK-1780 Copenhagen V, Copenhagen, Denmark. The business address for MHO is c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The business addresses for TWC and Tuhnekcaw are: c/o The Wackenhut Corporation, 4200 Wackenhut Drive, #100, Palm Beach Gardens, Florida 33410.

          (c) (i) Group 4 Falck is a company principally engaged, directly or through its subsidiaries, in the security and correctional services business. Group 4 Falck is the owner of all of the issued and outstanding capital stock of MHO. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship, of each of Group 4 Falck's directors and executive officers, as of the date hereof.

               (ii) MHO is a company engaged in no operations, other than as a holding company of all of the issued and outstanding capital stock of TWC. Set forth on Schedule B hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship, of each of MHO's directors and executive officers, as of the date hereof.

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CUSIP No. 929798106                   13D/A                      Page 7 of 16
-------------------------------------------------------------------------------

               (iii) TWC is a company principally engaged, directly or through its subsidiaries, in the security services business. TWC is the owner of all of the issued and outstanding capital stock of Tuhnekcaw. Set forth on Schedule C hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship, of each of TWC's directors and executive officers, as of the date hereof.

               (iv) Tuhnekcaw is a company engaged in no operations, other than as a holding company of the Subject Shares of the Issuer on behalf of TWC, MHO and Group 4 Falck. Set forth on Schedule D hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship, of each of Tuhnekcaw's directors and executive officers, as of the date hereof.

          (d) During the last five years, neither Group 4 Falck, nor, to the best knowledge of Group 4 Falck, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither MHO, nor, to the best knowledge of MHO, any person named on Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither TWC, nor, to the best knowledge of TWC, any person named on Schedule C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Tuhnekcaw, nor, to the best knowledge of Tuhnekcaw, any person named on Schedule D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Group 4 Falck, nor, to the best knowledge of Group 4 Falck, any person named on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     During the last five years, neither MHO, nor, to the best knowledge of MHO, any person named on Schedule B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     During the last five years, neither TWC, nor, to the best knowledge of TWC, any person named on Schedule C, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a

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CUSIP No. 929798106                   13D/A                      Page 8 of 16
-------------------------------------------------------------------------------

judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     During the last five years, neither Tuhnekcaw, nor, to the best knowledge of Tuhnekcaw, any person named on Schedule D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction

     The response in Item 4 is hereby supplemented as follows:

     "Group 4 Falck, TWC and Tuhnekcaw have entered into a Share Purchase Agreement with the Issuer, dated as of April 30, 2003 (the "Share Purchase Agreement"), pursuant to which Group 4 Falck, TWC and Tuhnekcaw have contracted to sell to the Issuer all of the Subject Shares, subject to the terms and conditions of the Share Purchase Agreement. If the transactions contemplated by the Share Purchase Agreement are consummated, concurrent with the closing, the WCC Agreement shall terminate and the two representatives of Group 4 Falck on the Issuer's board of directors shall resign from such positions. The Share Purchase Agreement is subject to certain closing conditions, including the Issuer's receipt of financing and third-party consents and approvals, and the parties thereto may terminate the Share Purchase Agreement prior to closing in certain circumstances. The terms and conditions of the Share Purchase Agreement are described in further detail in
Item 6 of this Amendment No. 2.

     Except as disclosed above and in the Statement, as of the date hereof, none of the Reporting Persons, nor, to the best knowledge of Group 4 Falck, MHO, TWC and Tuhnekcaw, any of such entities' respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D."

Item 5. Interest in Securities of the Issuer

     The response in Item 5 is hereby amended and restated in its entirety as follows:

          "(a) Under the definition of "beneficial ownership" as set forth in Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own all 12,000,000 of the Subject Shares, representing approximately 56.48%(5)5 of the issued and outstanding shares of common stock of the Issuer. To the best of the knowledge of each of the Reporting Persons, no shares of the capital stock of the Issuer are beneficially owned by any of the persons named on Schedules A, B, C or D.

---------------
5 Based on information provided by the Issuer in the Issuer's Proxy Statement on Schedule 14A filed on April 4, 2003 that 21,245,620 shares of Common Stock of the Issuer were issued and outstanding as of March 10, 2003.

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CUSIP No. 929798106                   13D/A                      Page 9 of 16
-------------------------------------------------------------------------------

          (b) Each of the Reporting Persons shares with the other Reporting Persons the power to direct the vote and to direct the disposition of all Subject Shares. None of the Reporting Persons have the sole power to direct the vote or the disposition of any of the Subject Shares.

          (c) Except as set forth in Item 6 of this Amendment No. 2, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedules A, B, C or D, have effected any transactions in the Common Stock in the past 60 days."

          (d) Not applicable.

          (e) If the proposed sale of the Subject Shares pursuant to the Share Purchase Agreement is consummated, each of the Reporting Persons will cease to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The response in Item 6 is hereby amended and restated in its entirety as follows:

         "On April 30, 2003, Group 4 Falck, TWC, Tuhnekcaw and the Issuer executed the Share Purchase Agreement, pursuant to which Group 4 Falck, TWC and Tuhnekcaw have contracted to sell all of their Subject Shares to the Issuer, subject to the terms and conditions of the Share Purchase Agreement. The aggregate purchase price for the 12,000,000 Subject Shares to be purchased by the Issuer pursuant to the Share Purchase Agreement is $132,000,000. The Reporting Persons currently anticipate that the closing of the transactions contemplated by the Share Purchase Agreement will occur by the end of June 2003.

         The consummation of the Share Purchase Agreement is subject to certain closing conditions, including without limitation the Issuer's receipt of the necessary funds to repurchase the Subject Shares and the Issuer's obtaining all required third-party consents and approvals. The Issuer has obtained committed financing, subject to certain conditions, from BNP Paribas to consummate the repurchase of the Subject Shares. The parties thereto may terminate the Share Purchase Agreement prior to closing in certain circumstances.

          If the transactions contemplated by the Share Purchase Agreement are consummated, concurrent with the closing, the WCC Agreement shall terminate and shall be of no further force and effect as of the closing date. In addition, if the transactions contemplated by the Share Purchase Agreement are consummated, the two representatives of Group 4 Falck on the Issuer's board of directors shall resign from such positions effective as of the closing date.

          Certain other commercial agreements between TWC and the Issuer, as well as a letter agreement pursuant to which Group 4 Falck has agreed to certain reimbursement obligations with respect to the Issuer's interest in its U.K. joint venture, shall also terminate in connection with, and conditioned upon, the closing of the transactions contemplated by the Share Purchase Agreement.

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CUSIP No. 929798106                   13D/A                      Page 10 of 16
-------------------------------------------------------------------------------


         The foregoing summary of the Share Purchase Agreement is not intended to be complete and is qualified in all respects by reference to the full text of the Share Purchase Agreement, which is filed herewith as Exhibit III.

         Except as otherwise set forth in this Amendment No. 2 and the Statement (and the agreements referenced herein and therein), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person or, to the best knowledge of the Reporting Persons, any of the persons named on Schedules A, B, C or D to this Statement and any other person, with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7. Material to be Filed as Exhibits

         I. Agreement and Plan of Merger, dated March 8, 2002 by and among The Wackenhut Corporation, Group 4 Falck A/S and Milestone Acquisition Corporation. (Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by The Wackenhut Corporation on March 8, 2002.)

         II. Agreement, dated March 8, 2002 by and among Group 4 Falck A/S, Wackenhut Corrections Corporation and The Wackenhut Corporation. (Incorporated herein by reference to Exhibit
                  10.1 to the Form 8-K filed by Wackenhut Corrections Corporation on March 8, 2002.)

         III. Share Purchase Agreement, dated as of April 30, 2003, by and among Group 4 Falck A/S, Tuhnekcaw, Inc., The Wackenhut Corporation and Wackenhut Corrections Corporation. (Filed herewith.)

         IV. Joint Filing Agreement, dated May 6, 2003, by and among Group 4 Falck A/S, Milestone Holding One, Inc., The Wackenhut Corporation and Tuhnekcaw, Inc. (Filed herewith.)

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CUSIP No. 929798106                   13D/A                      Page 11 of 16
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                                  SIGNATURES


After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated:  May 7, 2003


                                    GROUP 4 FALCK A/S

                                    By:    /s/ Lars Norby Johansen
                                    Name:  Lars Norby Johansen
                                    Title: President and CEO

                                    By:    /s/ Derrick Miller
                                    Name:  Derrick Miller
                                    Title: Group CFO


                                    MILESTONE HOLDING ONE, INC.

                                    By:    /s/ Lars Norby Johansen
                                    Name:  Lars Norby Johansen
                                    Title: President and CEO

                                    By:    /s/ Derrick Miller
                                    Name:  Derrick Miller
                                    Title: Group CFO

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CUSIP No. 929798106                   13D/A                      Page 12 of 16
-------------------------------------------------------------------------------



                                    THE WACKENHUT CORPORATION

                                    By:     /s/ Lars Norby Johansen
                                    Name:   Lars Norby Johansen
                                    Title:  President and CEO, Group 4 Falck

                                    By:     /s/ Soren Lundsberg-Nielsen
                                    Name:   Soren Lundsberg-Nielsen
                                    Title:  Group General Counsel, Group 4 Falck


                                    TUHNEKCAW, INC.

                                    By:     /s/ Lars Norby Johansen
                                    Name:   Lars Norby Johansen
                                    Title:  President and CEO, Group 4 Falck

                                    By:     /s/ Soren Lundsberg-Nielsen
                                    Name:   Soren Lundsberg-Nielsen
                                    Title:  Group General Counsel, Group 4 Falck

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CUSIP No. 929798106                   13D/A                      Page 13 of 16
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                                  SCHEDULE A

             DIRECTORS AND EXECUTIVE OFFICERS OF GROUP 4 FALCK A/S

                            Principal Occupation
                            or Employment and
Name and Business Address   Business Address*                      Citizenship
-------------------------   ---------------------                  -----------

Jorgen Philip-Sorensen     Chairman of the Board.                   Sweden
                           Business Address:
                           Group 4 Falck A/S,
                           Farncombe House, Broadway,
                           Worcestershire WR 12
                           7LJ, United Kingdom
Alf Duch-Pedersen          Deputy Chairman of the Board;            Denmark
                           Chief Executive Officer
                           and President, Danisco A/S.
                           Business address: Danisco A/S,
                           Langebrogade 1, DK-1001
                           Copenhagen K, Denmark
Henrik Brandt              Director; President,                     Denmark
                           Maersk Medical A/S.
                           Business Address:
                           Maersk Medical A/S,
                           Engmosen 1, DK-3450
                           Lynge, Denmark
Sir David Gore-Booth       Director; Senior Adviser to              UK
                           the Chairman of HSBC Holdings plc.
                           Business Address:
                           HSBC Holdings plc,
                           8 Canada Square,
                           London E14 5HQ,
                           United Kingdom
Thorleif Krarup            Director;                                Denmark
                           Senior Vice President,Nordea.
                           Business Address:
                           Nordea, Strandgade 3,
                           Postboks 850,
                           DK-0900 Copenhagen C, Denmark
Jens Kampmann              Director; Managing Director,             Denmark
                           Invest Miljoe A/S.
                           Business Address:
                           Invest Miljoe,
                           Tuborg Boulevard 3,
                           DK-2900 Hellerup, Denmark
Waldemar Schmidt           Director                                 Denmark
                           Address:  9 Oatlands Close,
                           Weybridge, Surrey KT13 9ED,
                           United Kingdom
Palle Thirstrup            Director and employee                    Denmark
Harald Kortland            Director and employee                    Denmark
Johnny Eikeland            Director and employee                    Denmark
Ketty Jordhoi              Director and employee                    Denmark
Lars Norby Johansen        President and Chief Executive Officer    Denmark
Derrick Miller             Group Chief Financial Officer            Denmark
Grahame Gibson             Group Chief Operating Officer            UK
                           Business Address:
                           Group 4 Falck A/S,
                           Security House,
                           Alexandra Way,
                           Ashchurch, Tewkesbury,
                           Gloucestershire GL20 8NB,
                           United Kingdom
Hans Bennetzen             Group Chief Operating Officer            Denmark
                           Business Address:
                           Group 4 Falck, 87 Engerstraat,
                           B-3071 Erps Kwerps, Belgium

* Except where otherwise noted, the business address of each Director and Executive Officer is c/o Group 4 Falck A/S, Polititorvet, DK-1780 Copenhagen V, Copenhagen, Denmark.

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CUSIP No. 929798106                   13D/A                      Page 14 of 16
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                                  SCHEDULE B

        DIRECTORS AND EXECUTIVE OFFICERS OF MILESTONE HOLDING ONE, INC.

                               Principal Occupation or
                               Employment and Business
Name and Business Address            Address*                            Citizenship
-------------------------            --------                            -----------

Lars Norby Johansen          Director, President and                       Denmark
                             Chief Executive Officer of
                             MHO; President and Chief
                             Executive Officer of Group 4 Falck

Derrick Miller               Director and Chief Financial Officer          Denmark
                             of MHO; Group Chief Financial Officer
                             of Group 4 Falck

Soren Lundsberg-Nielsen      Director and Secretary of MHO;                Denmark
                             Group General Counsel of
                             Group 4 Falck

Daniel E. Mason              Treasurer of MHO; Director, Vice President     U.S.A.
                             and Corporate Controller of The Wackenhut
                             Corporation. (Business address:
                             c/o The Wackenhut Corporation,
                             4200 Wackenhut Drive, #100, Palm
                             Beach Gardens, Florida 33410.)

---------------
* Except where otherwise noted, the business address of each Director and Executive Officer is Group 4 Falck A/S, Polititorvet, DK-1780 Copenhagen V, Copenhagen, Denmark.

-------------------------------------------------------------------------------
CUSIP No. 929798106                   13D/A                      Page 15 of 16
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                                  SCHEDULE C

         DIRECTORS AND EXECUTIVE OFFICERS OF THE WACKENHUT CORPORATION

                                       Principal Occupation or
                                      Employment and Business
Name and Business Address                     Address**                        Citizenship
-------------------------                     ---------                        -----------
Richard R. Wackenhut         Chairman of the Board, Executive Vice President      U.S.A.
                             and Chief Executive Officer
Daniel E. Mason              Director, Vice President and Corporate Controller    U.S.A.
Gary A. Sanders              Director and Vice President, Operations              U.S.A.
Ian A. Green                 Vice President, Tax                                  U.S.A.
Robert L. Kilbride           Vice President, Associate General Counsel and        U.S.A.
                             Secretary
Sandra L. Nusbaum            Vice President, Human Resources                      U.S.A.

---------------
** The business address of each Director and Executive Officer is c/o The Wackenhut Corporation, 4200 Wackenhut Drive, #100, Palm Beach Gardens, Florida 33410.

-------------------------------------------------------------------------------
CUSIP No. 929798106                   13D/A                      Page 16 of 16
-------------------------------------------------------------------------------

                                  SCHEDULE D

              DIRECTORS AND EXECUTIVE OFFICERS OF TUHNEKCAW, INC.

                                       Principal Occupation or
                                      Employment and Business
Name and Business Address                     Address**                        Citizenship
-------------------------                     ---------                        -----------

Daniel E. Mason              Director, President and Secretary of Tuhnekcaw,      U.S.A.
                             Inc.; Director, Vice President and Corporate
                             Controller of The Wackenhut Corporation
Ian A. Green                 Director, Vice President and Treasurer of            U.S.A.
                             Tuhnekcaw, Inc.; Vice President, Tax of The
                             Wackenhut Corporation
Joan L. Dobryzynski          Director, Vice President and Assistant Secretary     U.S.A.
                             of Tuhnekcaw, Inc.; Vice President,
                             Griffin Corporate Services,
                             a division of Wachovia Corporation.
                             Business address: 300
                             Delaware Ave., Suite 900,
                             Wilmington, DE, 19801.
Mildred F. Smith             Vice President of Tuhnekcaw, Inc.; Vice President,   U.S.A.
                             Delaware Trust Capital Management, a division of
                             Wachovia Corporation.  Business address:
                             300 Delaware Ave., Suite 900,
                             Wilmington, DE, 19801.



** Except where otherwise noted, the business address of each Director and Executive Officer is The Wackenhut Corporation, 4200 Wackenhut Drive, #100, Palm Beach Gardens, Florida 33410.